UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

**Under the Securities Exchange Act of 1934
(Amendment No. 2 – Exit Filing)***

Braemar Hotels & Resorts Inc.

(Name of Issuer)

Common stock
(Title of Class of Securities)

10482B101
(CUSIP Number)

June 10, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons DBR Hotel Owner LLC		
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐		
3.	SEC Use Only		
4.	Citizenship or Place of Organization Puerto Rico		
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0	
	6.	Shared Voting Power 3,556,660	
	7.	Sole Dispositive Power 0	
	8.	Shared Dispositive Power 3,556,660	
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,556,660		
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐		
11.	Percent of Class Represented by Amount in Row (9) 4.98%[1]		
12.	Type of Reporting Person (See Instructions) OO		

---

[1] Calculated based on 71,458,905 shares of common stock outstanding as of August 3, 2022, as reported on the Issuer's Quarterly Report on Form 10-Q, filed with the Securities & Exchange Commission on August 5, 2022.

1.	Names of Reporting Persons DBR Hotel Member LLC		
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐		
3.	SEC Use Only		
4.	Citizenship or Place of Organization Delaware		
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0	
	6.	Shared Voting Power 3,556,660	
	7.	Sole Dispositive Power 0	
	8.	Shared Dispositive Power 3,556,660	
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,556,660		
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐		
11.	Percent of Class Represented by Amount in Row (9) 4.98%[1]		
12.	Type of Reporting Person (See Instructions) OO		

---

[1] Calculated based on 71,458,905 shares of common stock outstanding as of August 3, 2022, as reported on the Issuer's Quarterly Report on Form 10-Q, filed with the Securities & Exchange Commission on August 5, 2022.

1.	Names of Reporting Persons DBR Dorado Ventures, LLC		
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐		
3.	SEC Use Only		
4.	Citizenship or Place of Organization Puerto Rico		
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0	
	6.	Shared Voting Power 3,556,660	
	7.	Sole Dispositive Power 0	
	8.	Shared Dispositive Power 3,556,660	
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,556,660		
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐		
11.	Percent of Class Represented by Amount in Row (9) 4.98%[1]		
12.	Type of Reporting Person (See Instructions) OO		

---

[1] Calculated based on 71,458,905 shares of common stock outstanding as of August 3, 2022, as reported on the Issuer's Quarterly Report on Form 10-Q, filed with the Securities & Exchange Commission on August 5, 2022.

1.	Names of Reporting Persons DBR Cerromar Ventures, LLC		
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐		
3.	SEC Use Only		
4.	Citizenship or Place of Organization Puerto Rico		
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0	
	6.	Shared Voting Power 3,556,660	
	7.	Sole Dispositive Power 0	
	8.	Shared Dispositive Power 3,556,660	
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,556,660		
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐		
11.	Percent of Class Represented by Amount in Row (9) 4.98%[1]		
12.	Type of Reporting Person (See Instructions) OO		

---

[1] Calculated based on 71,458,905 shares of common stock outstanding as of August 3, 2022, as reported on the Issuer's Quarterly Report on Form 10-Q, filed with the Securities & Exchange Commission on August 5, 2022.

1.	Names of Reporting Persons DBR Residential Ventures, LLC		
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐		
3.	SEC Use Only		
4.	Citizenship or Place of Organization Puerto Rico		
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0	
	6.	Shared Voting Power 3,556,660	
	7.	Sole Dispositive Power 0	
	8.	Shared Dispositive Power 3,556,660	
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,556,660		
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐		
11.	Percent of Class Represented by Amount in Row (9) 4.98%[1]		
12.	Type of Reporting Person (See Instructions) OO		

---

[1]   Calculated based on 71,458,905 shares of common stock outstanding as of August 3, 2022, as reported on the Issuer's Quarterly Report on Form 10-Q, filed with the Securities & Exchange Commission on August 5, 2022.

1.	Names of Reporting Persons FSCO LLC		
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐		
3.	SEC Use Only		
4.	Citizenship or Place of Organization Puerto Rico		
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0	
	6.	Shared Voting Power 3,556,660	
	7.	Sole Dispositive Power 0	
	8.	Shared Dispositive Power 3,556,660	
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,556,660		
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐		
11.	Percent of Class Represented by Amount in Row (9) 4.98%[1]		
12.	Type of Reporting Person (See Instructions) OO		

---

[1] Calculated based on 71,458,905 shares of common stock outstanding as of August 3, 2022, as reported on the Issuer's Quarterly Report on Form 10-Q, filed with the Securities & Exchange Commission on August 5, 2022.

1.	Names of Reporting Persons Federico Stubbe Arsuaga		
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐		
3.	SEC Use Only		
4.	Citizenship or Place of Organization United States of America		
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0	
	6.	Shared Voting Power 3,556,660	
	7.	Sole Dispositive Power 0	
	8.	Shared Dispositive Power 3,556,660	
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,556,660		
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐		
11.	Percent of Class Represented by Amount in Row (9) 4.98%[1]		
12.	Type of Reporting Person (See Instructions) IN		

---

[1] Calculated based on 71,458,905 shares of common stock outstanding as of August 3, 2022, as reported on the Issuer's Quarterly Report on Form 10-Q, filed with the Securities & Exchange Commission on August 5, 2022.

1.	Names of Reporting Persons Federico Stubbe González		
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐		
3.	SEC Use Only		
4.	Citizenship or Place of Organization United States of America		
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0	
	6.	Shared Voting Power 3,556,660	
	7.	Sole Dispositive Power 0	
	8.	Shared Dispositive Power 3,556,660	
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,556,660		
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐		
11.	Percent of Class Represented by Amount in Row (9) 4.98%[1]		
12.	Type of Reporting Person (See Instructions) IN		

---

[1] Calculated based on 71,458,905 shares of common stock outstanding as of August 3, 2022, as reported on the Issuer's Quarterly Report on Form 10-Q, filed with the Securities & Exchange Commission on August 5, 2022.

SCHEDULE 13G

Item 1.

    (a) Name of Issuer

Braemar Hotels & Resorts Inc., a Maryland corporation (the Issuer)

    (b) Address of Issuer's Principal Executive Offices

14185 Dallas Parkway, Suite 1200, Dallas, Texas 75254

Item 2.

    (a) Name of Person Filing

This Schedule 13G (the Schedule 13G) is being filed on behalf of each of the following persons (collectively, the Reporting Persons):

- DBR Hotel Owner LLC;

- DBR Hotel Member LLC;

- DBR Dorado Ventures, LLC;

- DBR Cerromar Ventures, LLC;

- DBR Residential Ventures, LLC;

- FSCO LLC;

- Federico Stubbe Arsuaga; and

- Federico Stubbe González.

Federico Stubbe Arsuaga and Federico Stubbe González are the Managers of FSCO LLC, which is the Manager of DBR Residential Ventures, LLC, which is the sole member of DBR Cerromar Ventures, LLC, which is the Manager of DBR Dorado Ventures, LLC, which is the sole member of DBR Hotel Member LLC, which is the sole member of DBR Hotel Owner LLC.

The Reporting Persons have entered into a Joint Filing Agreement, dated June 16, 2023, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

    (b) Address of Principal Business Office or, if none, Residence

The address of the principal business office of each Reporting Person is 120 Carretera 693, Dorado, PR 00646.

    (c) Citizenship

The citizenship or place of organization of each Reporting Person is set forth in Row 4 on each Reporting Person's cover page.

    (d) Title of Class of Securities

Common stock, par value $0.01 per share (the Common Stock)

    (e) CUSIP Number

10482B101

Item 3.   If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.   Ownership

See Rows 5 through 11 of each Reporting Person's cover page

Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.   Identification and Classification of Members of the Group

Not applicable

Item 9.   Notice of Dissolution of Group

Not applicable

Item 10.   Certification

Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2023

DBR Hotel Owner LLC

By: /s/ Federico Stubbe González
Name: Federico Stubbe González
Title: President

DBR Hotel Member LLC

By: /s/ Federico Stubbe González
Name: Federico Stubbe González
Title: Authorized Representative

DBR Dorado Ventures, LLC

By: /s/ Federico Stubbe González
Name: Federico Stubbe González
Title: Authorized Representative

DBR Cerromar Ventures, LLC

By: /s/ Federico Stubbe González
Name: Federico Stubbe González
Title: Authorized Representative

DBR Residential Ventures, LLC

By: /s/ Federico Stubbe González
Name: Federico Stubbe González
Title: Authorized Representative

FSCO LLC

By: /s/ Federico Stubbe González
Name: Federico Stubbe González
Title: Administrative Manager

/s/ Federico Stubbe Arsuaga
Federico Stubbe Arsuaga

/s/ Federico Stubbe González
Federico Stubbe González

Exhibit List

Exhibit A – Joint Filing Agreement, dated June 16, 2023

AGREEMENT REGARDING THE JOINT FILING OF
SCHEDULE 13G

The undersigned hereby agree as follows:

(i)   Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)   Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: June 16, 2023

DBR Hotel Owner LLC

By: /s/ Federico Stubbe González
Name: Federico Stubbe González
Title: President

DBR Hotel Member LLC

By: /s/ Federico Stubbe González
Name: Federico Stubbe González
Title: Authorized Representative

DBR Dorado Ventures, LLC

By: /s/ Federico Stubbe González
Name: Federico Stubbe González
Title: Authorized Representative

DBR Cerromar Ventures, LLC

By: /s/ Federico Stubbe González
Name: Federico Stubbe González
Title: Authorized Representative

DBR Residential Ventures, LLC

By: /s/ Federico Stubbe González
Name: Federico Stubbe González
Title: Authorized Representative

FSCO LLC

By: /s/ Federico Stubbe González
Name: Federico Stubbe González
Title: Administrative Manager

/s/ Federico Stubbe Arsuaga
Federico Stubbe Arsuaga

/s/ Federico Stubbe González
Federico Stubbe González